Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2013

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2013 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 19 February 2013 at 10:00 a.m. (the “EGM”), for the following purposes:

ORDINARY

RESOLUTION

1.	To consider and approve the appointment of auditors of the Company for the year 2013.

SPECIAL

RESOLUTIONS

2.	To consider and approve the following proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall come into effect only after the relevant approvals from the China Insurance Regulatory Commission are obtained.

(1)	Paragraph 2 of Article 10 of the Articles of Association shall be amended to read as:

“The Company’s scope of business includes: life insurance, health insurance, accident insurance and other personal insurances; reinsurance of personal insurance; business of fund operation as allowed by laws, regulations or approved by the State Council; services, consulting and agency business relating to personal insurance; and other business as approved by the PRC insurance regulatory authorities.”

Commission File Number 001-31914

(2)	Article 157 of the Articles of Association shall be amended to read as:

“Article 157

The Board of Directors of the Company shall have four (4) special committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy and Investment Decision Committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.”

(3)	Article 158 of the Articles of Association shall be amended to read as:

“Article 158

The Audit Committee shall be composed of three (3) to five (5) Directors, the Risk Management Committee shall be composed of three (3) to seven (7) Directors, the Nomination and Remuneration Committee shall be composed of three (3) to seven (7) Directors, and the Strategy and Investment Decision Committee shall be composed of three (3) to seven (7) Directors.”

(4)	Article 211 of the Articles of Association shall be amended to read as:

“Article 211

The basic principles of the Company’s profit distribution:

1)	The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2)	The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3)	The Company shall give priority to cash dividends as its profit distribution manner.

The ‘distributable profits’ means the Company’s after-tax profits less the provisions for losses and the allocations to statutory funds that the Company is required to make.”

Commission File Number 001-31914

(5)	Article 212 of the Articles of Association shall be amended to read as:

“Article 212

The Company’s profit distribution policy is as follows:

1)	Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed.

2)	Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits. If the Company’s solvency ratio is less than a hundred percent (100%) of the regulatory requirement, the Company shall not distribute profits to its shareholders. If the Company’s solvency ratio is less than one hundred and fifty percent (150%) of the regulatory requirement, the lower of the following two factors shall be the basis for profit distribution:

(a)	the distributable profit as ascertained under the Accounting Standards for Business Enterprises;

(b)	the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

3)	Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all of the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.”

Commission File Number 001-31914

(6)	A new Article 213 shall be added after Article 212 of the Articles of Association:

“Article 213

Procedures of reviewing the Company’s profit distribution proposal:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After the Company’s Independent Directors give their independent opinions and a specific resolution regarding this proposal is reached, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small and medium- sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small and medium-sized shareholders, and give timely reply to concerns of small and medium-sized shareholders.”

(7)	A new Article 214 shall be added after Article 213 of the Articles of Association:

“Article 214

Amendments to the Company’s profit distribution policy:

If any force majeure events occur, including war or natural disaster; or changes to external operation environment have caused material impact on the Company’s operation; or there is a relatively material change to the Company’s own operation, the Company can make amendments to the Company’s profit distribution policy. The Board of Directors shall have sufficient discussion of the proposed amendments to the Company’s profit distribution policy. After the Company’s Independent Directors give their independent opinions and a specific resolution regarding this proposal is reached, the proposal shall be submitted to the Company’s general meeting for approval by way of special resolution. In reviewing the proposal concerning amendments to the Company’s profit distribution policy, the Company shall provide Internet- based voting mechanism to shareholders.”

(8)	Numbering of articles in the Articles of Association

If the numbering of the articles in the Articles of Association is changed due to the addition, deletion or re-arrangement of certain articles made in this amendment, the numbering of the articles in the Articles of Association so amended shall be changed accordingly, including cross- references.

3.	To consider and approve the following proposed amendments to the Procedural Rules for the Board of Directors Meetings, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

Commission File Number 001-31914

(1)	Article 39 of the Procedural Rules for the Board of Directors Meetings shall be amended to read as:

“Article 39

The Board of Directors of the Company shall have four (4) special committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy and Investment Decision Committee. Such special committees shall study specific issues, convene meetings on a regular or ad hoc basis, communicate with the management, propose advices and recommendations to the Board of Directors for decisions and references, and deal with relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of special committees shall be made by the Board of Directors.”

(2)	Article 40 of the Procedural Rules for the Board of Directors Meetings shall be amended to read as:

“Article 40

All special committees of the Board of Directors shall consist of Directors. In particular, the Nomination and Remuneration Committee shall have a majority of Independent Directors. The Audit Committee shall comprise a minimum of three (3) members, all of whom shall be Independent Directors, and at least one (1) Independent Director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the Audit Committee shall meet the requirement of the US Securities Exchange Act of 1934 with respect to the independence of Directors.”

(3)	Article 45 of the Procedural Rules for the Board of Directors Meetings as stated below shall be deleted:

“Article 45

It was considered at the first meeting of the fourth session of the Board of Directors that the fourth session of the Board of Directors shall establish the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee and the Strategy and Investment Decision Committee.”

(4)	Numbering of chapters and articles in the Procedural Rules for the Board of Directors Meetings If the numbering of the chapters and articles in the Procedural Rules for the Board of Directors Meetings is changed due to the addition, deletion or re-arrangement of certain articles made in this amendment, the numbering of the chapters and articles in the Procedural Rules for the Board of Directors Meetings so amended shall be changed accordingly, including cross- references.

By	Order of the Board
Heng Kwoo Seng
Company Secretary

24 December 2012

Commission File Number 001-31914

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng,
Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian,
Mr. Wang Sidong

Independent Non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Extraordinary General Meeting from Saturday, 19 January 2013 to Tuesday, 19 February 2013 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Extraordinary General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 18 January 2013.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Extraordinary General Meeting.

2.	PROXY

(1)	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for the Extraordinary General Meeting (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

Commission File Number 001-31914

(2)	Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 29 January 2013.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No	:	86 (10) 6363 2962; 86 (10) 6363 2963
Facsimile No	:	86 (10) 6657 5112